Exhibit 10.1

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement (this “Agreement”) is entered into as of November      , 2016 (the “Effective Date”) between HD Supply Holdings, Inc., HD Supply, Inc., and their Subsidiaries, affiliates, predecessors, successors and related entities (the “Company”), and                 , a senior officer of the Company (“Executive”).

Certain capitalized terms used in this Agreement have the meanings ascribed to them in Section 16 of this Agreement.  The Company and Executive agree as of the Effective Date, as follows:

1.              Term.  The term of this Agreement begins on the Effective Date and expires on the third anniversary of the Effective Date (the “Term”); provided, however, that commencing with the third anniversary of the Effective Date and on each anniversary of the Effective Date thereafter, the Term will automatically be extended for an additional year unless, not later than ninety (90) calendar days prior to such anniversary date, either the Company or Executive shall have given written notice to the other that the Term is not to be so extended; and provided, further, that if, prior to a Change in Control, Executive ceases for any reason to be an employee of the Company and any affiliate of the Company (other than as a result of an Anticipatory Termination), thereupon without further action the Term shall be deemed to have expired and this Agreement will immediately terminate and be of no further effect; and further provided, however, that if a Change in Control shall have occurred during the Term, the Agreement shall continue in full force and effect until such time as the later of (a) the second anniversary of the Change in Control and (b) all obligations of the Company hereunder have been fulfilled and all benefits required hereunder have been paid or provided to Executive.

2.              Payments and Benefits Upon Termination in Connection with a Change in Control.  Upon the occurrence of a Triggering Event, the Company will pay and provide to Executive the amounts and benefits specified in this Section 2.  The amounts and benefits specified in this Section 2 are as follows:

2.1       Certain Previously-Earned Compensation.  A lump sum cash amount equal to the sum of Executive’s earned but unpaid Base Salary through the Termination Date plus Executive’s earned but unpaid vacation pay through the Termination Date.  The Company will pay this amount to Executive within 30 days of the Termination Date.

2.2       Previously-Earned Annual Cash Bonus.  A lump sum cash amount equal to Executive’s Annual Cash Bonus earned for the fiscal year immediately preceding the fiscal year in which the Termination Date occurs, to the extent not already paid.  The Company will pay this amount to Executive on the same date and in the same amount that the Annual Cash Bonus for such year would have been paid if Executive’s employment had not been terminated.

2.3       Severance Payment.  Subject to Section 3, a lump sum cash amount equal to two times the sum of (a) Executive’s target Annual Cash Bonus for the year in which the Termination Date occurs, plus (b) Executive’s annual Base Salary as of the Termination Date, provided that, in the case of a Constructive Termination, target Annual Cash Bonus and Base Salary shall be the higher of such amounts as of the Termination Date or immediately prior to the event which gave rise to the Constructive Termination.  Except as otherwise provided in Section 7.1 or Section 7.3, the Company will pay this amount to Executive on the thirtieth (30th) day after the Termination Date.

2.4       Payment in Lieu of Benefits.  Subject to Section 3, a lump sum cash amount equal to $100,000, representing a payment in lieu of continued benefits, including health care continuation coverage and other benefits and perquisites.  Except as otherwise provided in Section 7.1 or Section 7.3, the Company will pay this amount to Executive on the thirtieth (30th) day after the Termination Date.

2.5       Equity Value Payment. In the event of an Anticipatory Termination, to the extent that Executive forfeits unvested equity awards outstanding on the Termination Date that would have vested: (a) between the Termination Date and the Change in Control, or (b) in connection with a Change in Control (for this purpose, assuming the Executive would have experienced a Triggering Event immediately after the Change in Control), under the terms of the plan or grant agreement under which said awards were granted if Executive had been employed through the date of the Change in Control (to the extent such forfeited awards would not otherwise have expired pursuant to the original maximum term of such award, not to exceed ten years, before the Change in Control), subject to Section 3, the Company shall pay to Executive a lump sum cash amount equal to the intrinsic value of such forfeited awards as of the Change in Control. Except as otherwise provided in Section 7.1 or Section 7.3, the Company will pay this amount to Executive on the thirtieth (30th) day after the Change in Control.

3.              Release.  Where a Triggering Event has occurred, as a condition of the receipt of the compensation specified in Sections 2.3, 2.4 and 2.5, Executive agrees to execute and provide to the Company a release substantially in the form of the release attached hereto as Exhibit A to this Agreement (“Release”), and such Release must become effective and irrevocable pursuant to its terms within thirty (30) days after the Termination Date.

4.              No Set-Off; No Obligation to Seek Other Employment or to Otherwise Mitigate Damages; No Effect Upon Other Plans.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations under this Agreement will not be affected by any set-off, counterclaim, recoupment, defense, or other claim whatsoever that the Company or any Subsidiary may have against Executive. Executive will not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise.  The amount of any payment provided for under this Agreement will not be reduced by any compensation or benefits earned by Executive as the result of employment by another employer or otherwise after the Termination Date.  Neither the provisions of this Agreement nor the making of any payment provided for under this Agreement, nor the termination of the Company’s obligations under this Agreement, will reduce any amounts otherwise payable, or in any way diminish Executive’s rights, under any incentive compensation plan, stock option or stock appreciation rights plan, restricted stock plan or agreement, deferred compensation, retirement, or supplemental retirement plan, stock purchase and savings plan, disability or insurance plan, or other similar contract, plan, or arrangement of the Company or any Subsidiary, all of which will be governed by their respective terms.

5.              Payments Are in Lieu of Any Other Severance Payments.  If Executive becomes entitled to receive payments under this Agreement as a result of termination of Executive’s employment, (a) those payments will be in lieu of any and all other claims or rights that Executive may have against the Company for severance, separation, and/or salary continuation pay upon that termination of Executive’s employment, and (b) for the avoidance of doubt, any and all outstanding equity awards held by Executive immediately prior to such termination of employment shall vest and become exercisable, in each case, to the extent provided under the terms of the applicable award agreement and/or equity plan pursuant to which such equity award was granted.

6.              Confidential Information.  In consideration of the amounts and benefits potentially payable to Executive under this Agreement, Executive acknowledges and agrees to the terms set out in this Section 6:

6.1       Confidential Information and Trade Secrets

(a)  Executive acknowledges that through Executive’s employment with the Company, Executive has and will acquire and have access to the Company’s Confidential Information.  Executive further acknowledges that Executive has not and will not publish, disclose or use any of the Company’s Confidential Information except in accordance with Executive’s duties for the Company.  Executive agrees that, during Executive’s employment with the Company and for a period of three years after the Termination Date, Executive will hold in confidence all Confidential Information of the Company and will not disclose, publish or make use of such Confidential Information, unless compelled by law and then only after notice to the Senior Vice President, Chief People Officer of the Company.  Executive further agrees to return all documents, disks, or any other item or source containing Confidential Information, or any other Company property, to the Company on or before the Termination Date.  If Executive has any question regarding what data or information would be considered by the Company to be Confidential Information, Executive agrees to contact the Senior Vice President, Chief People Officer for written clarification.

(b)  Executive also acknowledges that through Executive’s employment with the Company, Executive has and will acquire and have access to the Company’s Trade Secrets.  Executive further acknowledges that the Company has made reasonable efforts under the circumstances to maintain the secrecy of its Trade Secrets.  Executive agrees to hold in confidence all Trade Secrets of the Company that come into Executive’s knowledge during employment by the Company and shall not disclose, publish, or make use of at any time such Trade Secrets for so long as the information remains a Trade Secret.

(c)  Executive further acknowledges that his/her breach of any of the covenants in this Section of the Agreement would result in immediate and irreparable harm to the Company, its parents, Subsidiaries, affiliates or related entities that cannot be adequately or reasonably compensated by law.  Accordingly, Executive agrees that the Company shall be entitled, if any such breach shall occur or be threatened or attempted, if it so elects, to seek from a court a temporary, preliminary, and permanent injunction, without being required to post a bond, enjoining and restraining such breach or threatened or attempted breach by Executive.

(d)  Executive hereby acknowledges that Company has informed him, in accordance with 18 U.S.C. § 1833(b), that he may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret where the disclosure (i) is made (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  In addition, nothing in this Agreement is intended to prohibit Executive from reporting possible violations of federal law to any governmental agency or entity, or from making other disclosures that are protected under the whistleblower provisions of federal law.  Executive does not need the Company’s prior authorization to make any such reports or disclosures and is not required to notify Company that such reports or disclosures have been made.

6.2       Non-Competition and Non-Solicitation

(a)  Executive agrees that he shall not, for a period of twenty-four (24) months following the Termination Date in the Prohibited Territory, provide or perform any services, whether as an employee, independent contractor, consultant or any other role, that are the same as or similar to the services he provided to the Company, which services include, but are not limited to, providing executive level management and strategic guidance for day-to-day operations and policy implementation (the “Services”), for any person (including Executive), business, partnership, entity or firm that competes with Company Business.  “Company Business” means the distribution of industrial products and value-added services to customers in maintenance, repair and operations, infrastructure and power and specialty construction markets. “Prohibited Territory” means any geographic area where the Company does business, including but not limited to the United States and Canada and their respective states, territories or provinces.

(b)  Executive agrees that for a period of twenty-four (24) months following the Termination Date, Executive will not directly or indirectly solicit or attempt to solicit any business related to Company Business existing as of the Termination Date from any of the Company’s customers or suppliers with whom Executive had business contact or about whom Executive received Confidential Information during the one-year period prior to Executive’s Termination Date.

(c)  Executive agrees that for a period of twenty-four (24) months following the Termination Date, Executive will not directly or indirectly encourage, induce, attempt to induce, solicit or attempt to solicit any person who is an employee, vendor, customer, or consultant of the Company to terminate his or her relationship with the Company without prior written approval from the Senior Vice President, Chief People Officer of the Company.

6.3       Executive Availability. Executive agrees to make himself reasonably available to the Company to respond to requests by the Company for information pertaining to or relating to the Company and/or the Company’s affiliates, Subsidiaries, agents, officers, directors or employees which may be within the knowledge of Executive. Executive agrees to cooperate fully with the Company in connection with any and all existing or future litigation, charges, or investigations brought by or against the Company or any of its past or present affiliates, agents, officers, directors or employees, whether administrative, civil or criminal in nature, in which and to the extent the Company deems Executive’s cooperation necessary.  In conjunction with Executive’s commitments under this paragraph, the Company will reimburse Executive for reasonable out-of-pocket expenses incurred as a result of such cooperation.

6.4       Remedies.  Executive acknowledges that the remedy at law for any breach by Executive of this Section 6 may be inadequate and that the damages following from any such breach may not be readily susceptible to being measured in monetary terms.  Accordingly, Executive agrees that, upon adequate proof of Executive’s violation of any legally enforceable provision of this Section 6, the Company will be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach.  Nothing in this Section 6 will be deemed to limit the Company’s remedies at law or in equity for any breach by Executive of any of the provisions of this Section 6 that may be pursued or availed of by the Company.

6.5       Acknowledgement.  Executive has carefully considered the nature and extent of the restrictions upon Executive and the rights and remedies conferred upon the Company under this Section 6, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition that otherwise would be unfair to the Company, do not stifle the inherent skill and experience of Executive, would not operate as a bar to Executive’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to Executive. Executive acknowledges that the restrictions set forth in this Section 6 are necessary to protect the Company’s Trade Secrets and Confidential Information which Executive had access to throughout Executive’s employment.

7.              Compliance with Section 409A.

7.1       Six Month Delay on Certain Payments, Benefits, and Reimbursements.  Notwithstanding anything in this Agreement to contrary, if Executive is a “specified employee” (within the meaning of Section 409A and as determined using the identification methodology selected by the Company from time to time), any amounts payable under this Agreement on account of Executive’s termination of employment that would (but for this provision) be payable within six months following Executive’s “separation from service” with the Company (within the meaning of Section 409A), shall instead be accumulated and paid without interest in a lump sum on the first payroll date following the six-month anniversary of Executive’s “separation from service” with the Company (or if earlier, upon Executive’s death), except to the extent such amounts do not constitute a “deferral of compensation” within the meaning of Treasury Regulation Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii)), as determined by the Company in its reasonable good faith discretion.

7.2       Additional Limitations on Reimbursements and In-Kind Benefits.  The reimbursement of expenses or in-kind benefits provided under Section 2, Section 8, or any other section of this Agreement that are taxable benefits (and that are not disability pay or death benefit plans within the meaning of Section 409A) are intended to comply, to the maximum extent possible, with the exception to Section 409A set forth in Section 1.409A-1(b)(9)(v) of the Treasury Regulations.  To the extent that any reimbursement of expenses or in-kind benefits provided under Section 2, Section 8, or any other section of this Agreement either do not qualify for that exception, or are provided beyond the applicable time periods set forth in Section 1.409A-1(b)(9)(v) of the Treasury Regulations, then they will be subject to the following additional rules:  (a) any reimbursement of eligible expenses will be paid within 30 days following Executive’s written request for reimbursement; provided, that Executive provides written notice no later than 60 days before the last day of the fiscal year following the fiscal year in which the expense was incurred so that the Company can make the reimbursement within the time periods required by Section 409A; (b) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any fiscal year will not affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, during any other fiscal year; and (c) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for any other benefit.

7.3       Alternative Payment Terms Necessary to Comply with Section 409A.  In the event that (a) Executive experiences a Triggering Event, and (b) Executive has an individual agreement or other arrangement with the Company, or a Subsidiary or affiliate of the Company, that provides for severance payments in the event of a termination of employment (an “Other Severance Arrangement”), then to the extent necessary to avoid tax penalties under Section 409A, any severance payments owed pursuant to Section 2 that are not in excess of the amount that Executive would have received under the Other Severance Arrangement as a result of a termination of employment shall be paid at the time and in the manner provided in the Other Severance Arrangement, and the remaining amounts shall be paid in accordance with Section 2.

7.4       Compliance Generally.  This Agreement shall be construed and interpreted to comply with Section 409A, as amended, and if necessary, any provision shall be held null and void to the extent such provision (or part thereof) fails to comply with Section 409A.  Each payment of compensation under the Agreement shall be treated as a separate payment of compensation for Section 409A purposes, including for purposes of applying the exclusion from Section 409A for certain short-term deferral amounts.  It is intended that amounts payable pursuant to this Agreement shall be excluded from the requirements of Section 409A either under the separation pay exception or as short-term deferral amounts to the maximum possible extent.  The Company, however, makes no representations or warranties as to whether this Agreement complies with or is exempt from Section 409A and Executive acknowledges and agrees that Executive is responsible for all taxes imposed on Executive as a result of the Agreement, including any taxes imposed under Section 409A.

7.5       Termination of Employment to Constitute a Separation from Service.  The parties intend that the phrase “termination of employment” and words and phrases of similar import mean a “separation from service” with the Company within the meaning of Section 409A.  Executive and the Company will take all steps necessary (including taking into account this Section 7.5 when considering any further agreement regarding provision of services by Executive to the Company after the Termination Date) to ensure that (a) any termination of employment under this Agreement constitutes a “separation from service” within the meaning of Section 409A, and (b) except in the case of an Anticipatory Termination, the Termination Date is the date on which Executive experiences a “separation from service” within the meaning of Section 409A.

8.              Reimbursement of Certain Expenses; Interest.  This Section 8 will apply only to expenses that are otherwise described herein and are incurred at any time from the Effective Date through the fifth anniversary of Executive’s death.  The Company will pay, as incurred, all expenses, including the reasonable fees of counsel engaged by Executive, of Executive in prosecuting any action to compel the Company to comply with the terms of this Agreement upon receipt from Executive of an undertaking to repay the Company for such expenses if it is ultimately determined by a court of competent jurisdiction that Executive had no reasonable grounds for bringing such action, or defending any action brought by a party other than Executive or Executive’s personal representative to have this Agreement declared invalid or unenforceable. If the Company does not pay any amount due to Executive under this Agreement within five business days after such amount first became due and owing, interest shall accrue on such amount from the date it became due and owing until the date of payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Internal Revenue Code (with such interest paid in a single lump sum as of the date the Company makes the late payment).

9.              Survival of Obligations. Except as is otherwise expressly provided in this Agreement, the respective obligations of the Company and Executive under this Agreement will survive any termination of Executive’s employment.

10.       Notices.  Notices and all other communications delivered in connection with this Agreement must be in writing and will be deemed to have been duly given upon receipt (or rejection) when delivered in person or by overnight delivery (to the General Counsel and Corporate Secretary of the Company in the case of notices to the Company and to Executive in the case of notices to Executive) or mailed by United States registered mail, return receipt requested, postage prepaid, and addressed, if to the Company, to its principal place of business, attention: General Counsel and Corporate Secretary, and, if to Executive, to Executive’s home address last shown on the records of the Company, or to such other address or addresses as either party may furnish to the other in accordance with this Section 10.

11.       Taxes.  Except as is otherwise expressly provided in this Agreement, Executive shall be solely responsible for taxes imposed on Executive by reason of any compensation and benefits provided under this Agreement, and all such compensation and benefits shall be subject to applicable withholding taxes.

12.       Entire Agreement, Certain Prior Arrangements.  This Agreement supersedes in their entirety all prior employment and/or change in control agreements between the Company and Executive, if any, and all understandings between them, if any, with respect to the subject matter of this Agreement.

13.       No Employment Contract.  This Agreement will not in any way constitute an employment agreement between the Company and Executive and it will not oblige Executive to continue in the employ of the Company, nor will it oblige the Company to continue to employ Executive, but it will merely require the Company to pay certain amounts and benefits to Executive under certain circumstances, as described in this Agreement.

14.       Adjustments of Payments and Benefits.  Notwithstanding any provision of this Agreement to the contrary, if any payment or benefit to be paid or provided hereunder or under any other plan or agreement would be an “Excess Parachute Payment,” within the meaning of Section 280G of the Internal Revenue

Code, or any successor provision thereto, but for the application of this sentence, then the payments and benefits to be paid or provided hereunder shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment; provided, however, that the foregoing reduction shall be made only if and to the extent that such reduction would result in an increase in the aggregate payments and benefits to be provided to Executive, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Section 4999 of the Internal Revenue Code, or any successor provision thereto, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income taxes). The determination of whether any reduction in such payments or benefits to be provided hereunder is required pursuant to the preceding sentence shall be made at the expense of the Company, if requested by Executive or the Company, by the Company’s independent accountants or a nationally recognized law firm chosen by the Company.  The fact that Executive’s right to payments or benefits may be reduced by reason of the limitations contained in this Section shall not of itself limit or otherwise affect any other rights of Executive under this Agreement.  In the event that any payment or benefit intended to be provided hereunder is required to be reduced pursuant to this Section, then there shall be no discretion in the ordering of the payments and benefits so reduced, and the reduction shall occur in the following order:  (a) reduction of the lump sum cash amount set forth in Section 2.3; and (b) reduction of the lump sum cash amount set forth in Section 2.4; and (c) reduction of the lump sum cash amount set forth in Section 2.5.

15.       Miscellaneous.

15.1  Severability.  The provisions of this Agreement are severable and if any one or more provision is determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction nevertheless will be binding and enforceable.

15.2  Benefit of Agreement.  The rights and obligations of the Company under this Agreement will inure to the benefit of, and will be binding on, the Company and its successors and assigns, and the rights and obligations of Executive under this Agreement will inure to the benefit of, and will be binding upon, Executive and Executive’s heirs, personal representatives, and assigns.

15.3  No Waiver.  The failure of either the Company or Executive to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions as to any future violations thereof, nor prevent that party from later enforcing each and every other provision of this Agreement.  The rights granted the parties in this Agreement are cumulative and the waiver of any single remedy will not constitute a waiver of that party’s right to assert all other legal remedies available to it under the circumstances.

15.4  Modification.  This Agreement may not be modified or terminated orally.  No modification or termination will be valid unless in writing and signed by the party against which the modification or termination is sought to be enforced.

15.5  Merger or Transfer of Assets of the Company.  During the Term, the Company will not consolidate with or merge into any other corporation, or transfer all or substantially all of its assets to another corporation, unless such other corporation assumes this Agreement in a signed writing and delivers a copy thereof to Executive, which signed writing may consist of the merger or sale agreement, or similar document.  Upon any such assumption, the successor corporation will become obligated to perform the obligations of the Company under this Agreement, and the term “Company,” as used in this Agreement, will be deemed to refer to that successor corporation.

15.6   Dispute Resolution.  If a dispute arises out of or related to this Agreement, the Company and Executive agree that they shall first seek to resolve any dispute by negotiation. If the dispute has not been resolved within thirty (30) days after the date a party hereto provides written notice of dispute to the other party, except with respect to injunctive or other equitable relief, either party may initiate mediation of the dispute by sending the other party a written request that the dispute be mediated. The parties shall mediate the dispute before a neutral, third party mediator (if a mutually agreeable mediator cannot be identified, one shall be appointed by the American Arbitration Association) selected by the mutual agreement of both parties within thirty (30) days after the date of written request for mediation. If the dispute has not been resolved within sixty (60) days after the original notice of a dispute or within thirty (30) days after the date of the request for mediation, whichever is the later, then either party may submit the dispute to either the U.S. District Court for the Northern District of Georgia, Atlanta Division, or the Superior Court of Cobb County, Georgia.

15.7   Governing Law and Venue.  The provisions of this Agreement will be governed by and construed in accordance with the laws of the State of Georgia applicable to contracts made in and to be performed exclusively within that State, notwithstanding any conflict of law provision to the contrary.  The parties consent to venue and personal jurisdiction over them in the courts of the State of Georgia and federal courts sitting in Atlanta, Georgia, for purposes of construing and enforcing this Agreement.

16.       Definitions.

16.1   Annual Cash Bonus.  The term “Annual Cash Bonus” means the annual cash bonus compensation opportunity established for Executive from time to time by the Company.

16.2   Base Salary.  The term “Base Salary” means Executive’s annual base salary at the time of a Triggering Event or on the date on which the applicable Change in Control occurred, whichever is higher.

16.3   Cause.  The term “Cause” means: (a) Executive’s willful misconduct or gross negligence in connection with the performance of Executive’s material employment-related duties for the Company or any of its Subsidiaries; (b) Executive’s conviction of, or a plea of guilty or nolo contendere to, a felony or a crime involving fraud or moral turpitude; (c) Executive’s engaging in any business that directly or indirectly competes with the Company or any of its Subsidiaries; (d) Executive’s disclosure of Trade Secrets, customer lists or Confidential Information of the Company or any of its Subsidiaries to any unauthorized person; or (e) Executive’s engaging in willful or serious misconduct that has caused or could reasonably be expected to result in material injury to the Company or any of its Subsidiaries, including, but not limited to by way of damage to the Company’s or Subsidiary’s reputation or public standing or material violation of Company policy as in effect from time to time. For purposes of this Section 16.3, no act, or failure to act, on Executive’s part shall be deemed “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s act, or failure to act, was in the best interest of the Company. A termination of employment by Executive for an event set forth in clause (a), (c) or (e) this Section 16.3 will not constitute Cause unless (A) within the thirty (30) day period immediately following the occurrence of such event, the Company has given written notice to Executive of the event relied on for such termination, (B) Executive has not remedied such event within (15) days (the “Cure Period”) of the receipt of such notice, and (C) the Company, within thirty (30) days after the end of the Cure Period, elects by written notice to Executive to terminate Executive’s employment, to be effective immediately. In all events, Company shall give written notice to Executive of any termination of Executive’s employment for Cause and the specific event relied upon as Cause, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

16.4   Confidential Information. The term “Confidential Information” includes any data or information, other than trade secrets, that is valuable to the Company and not generally known to competitors of the Company or other outsiders, regardless of whether the confidential information is in printed, written, or electronic form, retained in Executive’s memory, or has been compiled or created by Executive, including, but not limited to technical, financial, credit marketing, personnel, staffing, payroll, computer systems, marketing, advertising, merchandising, operations, strategic planning, product, vendor, customer or store planning data, trade secrets, or other information similar to the foregoing.

16.5   Change in Control.  The term “Change in Control” shall have the meaning ascribed to such term in the Company’s 2013 Omnibus Incentive Plan, as amended, and in effect on the date immediately preceding the effective date of the Change in Control, except that no event that constitutes a Change in Control for purposes of the Company’s 2013 Omnibus Incentive Plan shall constitute a Change in Control under this Agreement unless such event also constitutes a “change in control” within the meaning of Section 409A.

16.6   COBRA.  The term “COBRA” means the health care continuation coverage provisions of Part 6 of Title I of the Employee Retirement Income Security Act of 1974.

16.7   Constructive Termination.  The term “Constructive Termination” means a voluntary termination of Executive’s employment with the Company because of the occurrence of any of the following events:

(a) the Company materially reduces Executive’s authority, duties or responsibilities in comparison with Executive’s authority, duties or responsibilities at the time of the Change in Control (or, in the event of an Anticipatory Termination, immediately prior to the date when the Change in Control is first considered, as reasonably determined by the Company); or

(b) the Company materially reduces Executive’s Base Salary; or

(c) unless agreed to in writing by Executive, the Company requires Executive to be based at or generally work from any location more than fifty (50) miles from the geographical center of Atlanta, Georgia; or

(d) the Company materially reduces the target bonus opportunity or long-term incentive (cash or stock) grant date value provided by the Company to Executive such that the target bonus opportunity and long-term incentive grant date value provided to Executive by the Company is materially less, in the aggregate, than was provided to Executive immediately prior to the Change in Control (or, in the event of an Anticipatory Termination, immediately prior to the date when the Change in Control is first considered, as reasonably determined by the Company), but only to the extent that such reduction results in a material reduction in Executive’s total compensation; or

(e) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company as contemplated by Section 15.5.

(f)  A termination of employment by Executive for one of the events set forth in (a), (b), (c), (d) or (e) will not constitute a Triggering Event unless, (A) within the ninety (90) day period immediately following the occurrence of such event, Executive has given written notice to the Company of the event relied on for such termination, (B) the Company has not remedied such event within thirty (30) days (the “Cure Period”) of the receipt of such notice, and (C) Executive, within thirty (30) days after the end of the Cure Period, elects by written notice to the Company to terminate Executive’s employment, to be effective immediately.

16.8   Internal Revenue Code.  The term “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

16.9   Section.  References in this Agreement to one or more “Sections” are to sections of this Agreement, except for references to Section 409A, which are references to that section of the Internal Revenue Code.

16.10   Section 409A.  The term “Section 409A” means Section 409A of the Internal Revenue Code.  References in this Agreement to Section 409A are intended to include any proposed, temporary, or final regulations, or any other guidance, promulgated with respect to Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

16.11   Subsidiary.  The term “Subsidiary” means any corporation, partnership, or other entity a majority of the voting control of which is directly or indirectly owned or controlled by the Company.

16.12   Termination Date.  The term “Termination Date” means the date on which Executive’s employment with the Company terminates.

16.13   Trade Secret. The term “Trade Secret” means information, without regard to form, including, but not limited to, any technical or non-technical data, formula, pattern, compilation, program, device, method, technique, drawing, process, financial data, financial plans, strategic plans, product plans, or list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information:  (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

16.14   Triggering Event.  A “Triggering Event” for the purpose of this Agreement will be deemed to have occurred if, while Executive is employed by the Company and within two years after the date on which a Change in Control occurs, (a) the Company terminates the employment of Executive, other than in the case of a termination for Cause, a termination by the Company following Executive’s disability, or a termination based on death or (b) Executive terminates his employment with the Company by means of a Constructive Termination.  For purposes of this Agreement, Executive’s employment shall be deemed to have terminated within two years after the date of a Change in Control where Executive’s employment is terminated by the Company without Cause prior to a Change in Control at the direction or request of any person or group contemplating a Change in Control, and a Change in Control involving such person or group occurs within twelve (12) months following such direction or request (an “Anticipatory Termination”), and in such case, the Termination Date shall be deemed to be the date of the Change in Control, except that the amount of any benefits and compensation to which Executive is entitled pursuant to Section 2 shall be determined as of the actual date of the termination of Executive’s employment with the Company.

[SIGNATURES FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement, the Company by its duly authorized Chairman, President and Chief Executive Officer.

FOR THE COMPANY

By:
Joseph J. DeAngelo
Chairman, President and CEO

Date Signed:

EXECUTIVE

[Name and Title]

Date Signed:

Exhibit A

Form of Release

This Release is entered into in connection with that certain Change in Control Agreement between HD Supply Holdings, Inc., HD Supply, Inc. and, their subsidiaries, affiliates, predecessors, and related entities (hereinafter collectively referred to as the “Company”) and [name] (“Executive”) signed by Executive on [applicable date] (the “Agreement”).  Executive and Executive’s heirs, assigns, and agents release, waive and discharge the Company and its past and present directors, officers, employees, parents, subsidiaries, affiliates, related entities, and agents and each of its and their predecessors, successors and assigns from each and every claim, action or right of any sort, known or unknown, arising on or before the date he/she executes this Release.

a.  The foregoing release includes, but is not limited to, any claim of discrimination on the basis of race, sex, religion, sexual orientation, national origin, disability, age, or citizenship status; any other claim based on any local, state, or federal prohibition, including but not limited to claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Family Medical Leave Act, the Fair Labor Standards Act or the Americans With Disabilities Act; any claim arising out of or related to any alleged express or implied employment contract, any other alleged contract affecting terms and conditions of employment, or an alleged covenant of good faith and fair dealing; or any claim for severance pay, bonus, salary, sick leave, stocks, attorneys’ fees, holiday pay, vacation pay, life insurance, health or medical insurance or any other fringe benefit, workers’ compensation or disability.

b.  Executive represents that Executive understands the foregoing release, that rights and claims under the Age Discrimination in Employment Act of 1967, as amended, are among the rights and claims against the Company Executive is releasing, and that Executive understands that Executive is not presently releasing any future rights or claims that might arise after the Release Effective Date (as defined below).

c.  Executive further agrees never to sue the Company or its past and present directors, officers, employees, parents, subsidiaries, affiliates, predecessors, related entities, and agents and each of its and their predecessors, successors and assigns or cause the Company or its past and present directors, officers, employees, parents, subsidiaries, affiliates, predecessors, related entities, and agents and each of its and their predecessors, successors and assigns to be sued, regarding any matter within the scope of the above release. If Executive violates this Release, the Company may recover all damages as allowed by law, including all costs and expenses, including reasonable attorneys’ fees, incurred in defending against the suit.

Executive acknowledges that he/she is hereby advised and has had the opportunity to obtain the assistance and advice of legal counsel in reviewing and understanding this Release, that he/she indeed has had the assistance of counsel in reviewing and understanding this Release, and that he/she understands completely this Release and the legal effect thereof.

Executive acknowledges that prior to executing this Release, he/she was given at least twenty-one (21) days to review this Release and to determine whether or not to enter into it, which, after consultation with his/her attorneys, he/she has waived by executing the Release on the date set forth below.  Upon Executive’s execution of this Release, he/she shall have seven (7) days from and after the date he/she executes it within which to revoke it.  Any revocation shall be in writing and delivered to the Company’s counsel, [             ].  To be effective, revocation must be physically delivered on or before the end of the seventh calendar day from Executive’s execution of this Release. Specified provisions of the Agreement are contingent upon the execution and non-revocation of this Release.  Specified provisions of the Agreement and this Release are not effective or enforceable until the time for revocation has expired without Executive revoking his/her acceptance (the “Release Effective Date”).

Executive:

[Name]	Date